UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Kabushiki Kaisha Tokyu Recreation
(Name of Subject Company)

Tokyu Recreation Co., Ltd.

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

Tokyu Corporation
(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Tokyu Recreation Co., Ltd.

Attn: Hideki Matsuzaki

No.5 Fuji Shoji Bldg. 24-4, Sakuragaoka-cho, Shibuya-ku, Tokyo, Japan

+81-90-6029-9536

(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

The following document is attached hereto as an exhibit to this form:

Exhibit No.	Description
99.1	Press release dated September 14, 2022 titled “Notice Concerning Conclusion of Share Exchange Agreement by Tokyu Corporation for making Tokyu Recreation Co., Ltd. a Wholly Owned Subsidiary”
99.2	Press release dated September 14, 2022 titled “Revision of the Shareholder Benefit Program”
99.3	Press release dated September 14, 2022 titled “Notice Concerning Abolition of the Shareholder Benefit Program”

Item 2. Informational Legends

A legend complying with Rule 802 under the Securities Act of 1933, as amended, has been included in the documents referred to in Item 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III - CONSENT TO SERVICE OF PROCESS

(1)	A written irrevocable consent and power of attorney on Form F-X is filed with the Securities and Exchange Commission concurrently with this Form CB on September 15, 2022.

(2)	N/A

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Tokyu Corporation

By:	/s/ Kyosuke Toda
	Name:	Kyosuke Toda
	Title:	Executive Officer & Executive General Manager Finance & Accounting Strategy Headquarters

Dated:	September 15, 2022

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